Brookfield Properties
NEWS RELEASE
BROOKFIELD PROPERTIES REPORTS
STRONG 2005 GROWTH
All dollar references are in U.S. dollars unless noted otherwise
NEW YORK, February 9, 2006 — Brookfield Properties Corporation (BPO: NYSE, TSX) today announced net income of $164 million or $0.69 per diluted share and funds from operations (“FFO”) of $435 million or $1.85 per diluted share for the year ended December 31, 2005.
After leasing 3.8 million square feet during 2005, approximately three times the amount contractually expiring, Brookfield Properties’ portfolio-wide occupancy rate finished the year at 94.6%, a 190 basis point improvement from the end of 2004. In Brookfield Properties’ primary markets of New York, Boston, Washington, D.C., Toronto, Calgary and Ottawa, the occupancy rate at the end of 2005 improved to 95.6%, up from 94.0% at the end of 2004.
FINANCIAL RESULTS
Net income for the year ended December 31, 2005 was $164 million, or $0.69 per diluted share, compared to $138 million, or $0.58 per diluted share, in 2004. Funds from operations for the year ended December 31, 2005 increased 9% to $435 million or $1.85 per diluted share compared to $403 million or $1.70 per diluted share in 2004. In 2004, the company realized lease termination income of $60 million or $0.25 per diluted share in conjunction with the termination of a previously-existing lease and the commencement of a new lease at One World Financial Center. Funds from operations including lease termination income was $462 million or $1.95 per diluted share in 2004.
Net income for the three months ended December 31, 2005 totaled $47 million, or $0.20 per diluted share, compared to $2 million or nil per diluted share during the same period in 2004. For the three months ended December 31, 2005, funds from operations totaled $138 million or $0.59 per diluted share compared to $99 million or $0.42 per diluted share during the same period in 2004.
Commercial property net operating income for the year was $680 million compared to $671 million in 2004 and $192 million for the fourth quarter of 2005, up from $167 million during the same period in 2004. The fourth quarter of 2005 included a $30 million fee from Goldman Sachs.
Residential development operations contributed $106 million of net operating income in 2005, a significant increase over the $42 million contributed in 2004. This operation’s best year ever was fueled primarily by a very vibrant Alberta economy buoyed by high energy prices and low interest rates which have driven strong housing demand. The company expects that these operations will continue to benefit from a large inventory of relatively low-cost land with approximately 37,000 lots held for development and 4,000 lots under development in Alberta, Ontario, Colorado and Texas.
SIGNIFICANT EVENTS OF THE FOURTH QUARTER
Completed the acquisition of O&Y Properties and O&Y REIT, adding approximately 11.6 million square feet to Brookfield Properties’ premiere office portfolio. The $1.8 billion O&Y portfolio acquisition, one of the largest real estate deals in Canadian history, comprised 24 office properties consisting of 27 buildings and one development site in five Canadian cities. Brookfield Properties provided 25% of the equity and serves as property and asset manager for a consortium of investors which includes CPP Investment Board and Arca Investments.
Received a $30 million fee from Goldman Sachs in accordance with an agreement signed in December 2005 related to certain rights that Brookfield Properties has at Site 26 in Battery Park City, New York, where Goldman Sachs has commenced construction of a 2.1 million square foot headquarters building expected to be fully occupied in 2009. The company believes that this development will have a positive impact on the value of its properties in and around the World Financial Center and represents significant confidence in lower Manhattan.
Closed on the acquisition of partner’s 50% interest in the Bay Adelaide development site for approximately $90 million, providing the company with full flexibility to realize long-term value in the ownership of the 2.5 million square foot site which spans two city blocks in the heart of downtown Toronto.
Repurchased 520,000 common shares of the company during the quarter at an average price of $29.60, bringing the year-to-date total to 2.7 million shares at an average price of $27.50. The company has invested $314 million acquiring 21 million shares at an average price of $14.97 since the inception of the company’s normal course issuer bid in 1999.
Refinanced Atrium on Bay, Toronto, for $34 million on a floating rate basis at a rate ranging from 95 to 115 basis points over the one-month CDOR Interbank rate while the asset is repositioned.
TRANSACTIONS COMPLETED SUBSEQUENT TO DECEMBER 31, 2005
Acquired metropolitan Washington, D.C. asset after the sale of two Denver buildings. Brookfield Properties sold the World Trade Center Denver for $116 million in January 2006 after having completed the sale of Colorado State Bank building for $22 million in November 2005. The acquisition of One Bethesda Center for $69 million closed in January 2006. One Bethesda Center is a 12-story, 168,000 square foot office property located one block from the Washington, D.C. metro station in Bethesda, Maryland. Since Brookfield Properties entered the Washington, D.C. market two years ago, its portfolio has grown to two million square feet.
Signed new direct 110,000 square foot lease with Sovereign Bank at 75 State Street, Boston, subsequent to the end of the fourth quarter. Sovereign’s lease term is ten years for floors 3 and 4 plus a retail branch on the first floor.

OUTLOOK
“With another solid year behind us, we remain excited about the future. Brookfield Properties will continue to be a very active participant in the next exciting phase of the real estate cycle. Our strong balance sheet, a proven acquisitions strategy and eight million square feet of development capacity put us in a strong position for future growth, particularly against a backdrop of improving market fundamentals,” stated Ric Clark, President & CEO of Brookfield Properties Corporation.
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Net Operating Income and FFO
This press release and accompanying financial information make reference to net operating income and funds from operations (“FFO”) on a total and per share basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administrative and income tax expenses. FFO is defined as net income prior to extraordinary items, non-cash items and depreciation and amortization. The company uses net operating income and FFO to assess its operating results. Net operating income is important in assessing operating performance and FFO is a relevant measure to analyze real estate, as commercial properties generally appreciate rather than depreciate. The company provides the components of net operating income and a full reconciliation from net income to FFO with the financial statements accompanying this press release. The company reconciles FFO to net income as opposed to cashflow from operating activities as it believes net income is the most comparable measure. Net operating income and FFO are both non-GAAP measures which do not have any standard meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.
Forward-Looking Statements
This press release, particularly the “Outlook” section, contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business of Brookfield Properties — Company and Real Estate Industry Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.
Accounting Change
Effective January 1, 2005, the company adopted an amendment to CICA Handbook section 3861, “Financial Instruments — Disclosure and Presentation,” with retroactive restatement of prior periods. This amendment requires classification for financial instruments that are to be settled by a variable number of the company’s common shares upon their conversion by the holder as a liability. As a result, certain of the company’s Class AAA preferred shares previously included in shareholders’ equity were reclassified as liabilities under the caption “Capital Securities.” Dividends paid on these preferred shares have also been reclassified as interest expense and unrealized foreign exchange movements have been recorded in income in 2004.
Dividend Declaration
The Board of Directors of Brookfield Properties declared a quarterly common share dividend of $0.18 per share payable on March 31, 2006 to shareholders of record at the close of business on March 1, 2006. Shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the record date, unless they elect otherwise. The quarterly dividends payable for the Class AAA Series F, G, H, I, J and K preferred shares were also declared payable on March 31, 2006 to shareholders of record at the close of business on March 15, 2006.
Conference Call
Brookfield Properties’ 2005 year-end investor conference call can be accessed by teleconference on Friday, February 10, 2006 at 11:00 a.m. Eastern time at 877-461-2814. The call will be archived through February 17, 2006 and can be accessed by dialing toll free 888-509-0082. The conference call is also being Webcast at www.brookfieldproperties.com.
Supplemental Information
Investors, analysts and other interested parties can access Brookfield Properties’ Supplemental Information Package at www.brookfieldproperties.com under the Investor Relations/Financial Reports section. This additional financial information should be read in conjunction with this press release.
Brookfield Properties Profile
Brookfield Properties Corporation, one of North America’s largest commercial real estate companies, owns, develops and manages premier office properties. The portfolio comprises 66 commercial properties totaling 48 million square feet and ten development sites totaling eight million square feet in the downtown cores of New York, Boston, Washington, D.C., Toronto, Calgary and Ottawa. Landmark properties include the World Financial Center in New York City and BCE Place in Toronto. Brookfield Properties trades on the New York and Toronto stock exchanges under the symbol BPO. For more information, visit www.brookfieldproperties.com.
Contact: Melissa Coley, Vice President, Investor Relations and Communications, telephone: (212) 417-7215; email: mcoley@brookfieldproperties.com.

CONSOLIDATED BALANCE SHEET

(US Millions)	December 31, 2005	December 31, 2004 (i)

Assets
Commercial properties	$7,430	$6,555
Development properties	615	716
Receivables and other	955	739
Restricted cash and deposits	316	297
Marketable securities	58	285
Cash and cash equivalents	64	112
Assets related to discontinued operations	75	96

	$9,513	$8,800

Liabilities
Commercial property debt	$5,216	$4,754
Accounts payable and other liabilities	626	452
Future income tax liability	188	96
Liabilities related to discontinued operations	51	64
Capital securities	1,101	1,069
Non-controlling interests	59	53
Preferred equity — subsidiaries	329	320

Shareholders’ equity
Preferred equity — corporate	45	45
Common equity	1,898	1,947

	$9,513	$8,800

(i) The 2004 results have been reclassified to conform with current year presentation, including the restatement of certain of the corporation’s preferred shares as liabilities under the caption “Capital securities.” Additionally, $268 million of the company’s commercial property debt in respect to One Liberty Plaza in New York was previously presented net of related defeasance securities. To conform with the current year’s presentation, these securities have been reclassified to restricted cash and deposits.

STATEMENT OF INCOME

	Three months ended Dec. 31		Year ended Dec. 31
(US Millions, except per share amounts)	2005	2004	2005	2004

Total revenue	$474	$390	$1,549	$1,442

Net operating income
Commercial property operations	$192	$167	$680	$671
Lease termination income	—	—	—	60

Total commercial property operations	192	167	680	731
Residential development operations	45	13	106	42
Interest and other	6	11	37	47

	243	191	823	820
Expenses
Interest	86	79	330	304
General and administrative	15	10	48	41
Non-controlling interests of others	4	4	16	20

	138	98	429	455
Depreciation and amortization	47	38	163	140
Unrealized foreign exchange on preferred share restatement	—	41	—	63
Future income taxes and other provisions	42	17	103	116

Net income from continuing operations	$49	$2	$163	$136

Discontinued operations	(2)	—	1	2

Net income	$47	$2	$164	$138

Funds from operations per share — diluted
Prior to discontinued operations and lease termination income	$0.59	$0.42	$1.82	$1.67
Discontinued operations	—	—	0.03	0.03
Lease termination income	—	—	—	0.25

	$0.59	$0.42	$1.85	$1.95

Net income per share — diluted
Prior to discontinued operations and lease termination income	$0.21	—	$0.69	$0.42
Discontinued operations	(0.01)	—	—	0.01
Lease termination income	—	—	—	0.15

	$0.20	—	$0.69	$0.58

Notes:

(i)	The 2004 results have been restated to reflect the impact of the reclassification of certain preferred share dividends to interest expense and foreign exchange on the reclassification of certain preferred shares to liabilities.

(ii)	Per share amounts include the effect of the three-for-two common stock split.

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS (“FFO”)

	Three months ended Dec. 31		Year ended Dec. 31
(US Millions)	2005	2004	2005	2004

Net income	$47	$2	$164	$138
Add:
Depreciation and amortization(i)	49	39	168	145
Unrealized foreign exchange on preferred share restatement	—	41	—	63
Future income taxes and other provisions	42	17	103	116

FFO — including discontinued operations	$138	$99	$435	$462

(i) Includes depreciation and amortization from discontinued operations of $2 million and $1 million for the three months ended December 31, 2005 and 2004, respectively, and $5 million for each of the years ended December 31, 2005 and 2004.
FUNDS FROM OPERATIONS PER DILUTED SHARE

	Three months ended Dec. 31		Year ended Dec. 31
(US Millions, except per share information)	2005	2004	2005	2004

FFO	$138	$99	$435	$462
Lease termination income	—	—	—	(60)
Minority interest on lease termination income	—	—	—	1

FFO prior to lease termination income	$138	$99	$435	$403
Preferred share dividends	—	—	(2)	(2)

Funds available to common shareholders	$138	$99	$433	$401

Weighted average shares outstanding	233.6	235.5	234.2	235.7
FFO prior to lease termination income per share — diluted	$0.59	$0.42	$1.85	$1.70

COMMERCIAL PROPERTY NET OPERATING INCOME

	Three months ended Dec. 31		Year ended Dec. 31
(US Millions)	2005	2004	2005	2004

Revenue from current properties	$305	$274	$1,103	$1,053
Operating expenses	113	107	423	382

Net operating income	$192	$167	$680	$671

RESIDENTIAL DEVELOPMENT NET OPERATING INCOME

	Three months ended Dec. 31		Year ended Dec. 31
(US Millions)	2005	2004	2005	2004

Revenue	$158	$100	$389	$261
Operating expenses	113	87	283	219

Net operating income	$45	$13	$106	$42

DISCONTINUED OPERATIONS

	Three months ended Dec. 31		Year ended Dec. 31
(US Millions)	2005	2004	2005	2004

Revenue from properties sold	$5	$5	$20	$21
Operating expenses	3	2	9	9

	$2	$3	$11	$12
Interest expense	2	2	5	5

Funds from operations — discontinued operations	—	$1	$6	$7
Depreciation and amortization	2	1	5	5

Discontinued operations	$(2)	—	$1	$2